Exhibit 13

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

MERISTAR HOSPITALITY CORPORATION

CONSOLIDATED BALANCE SHEETS

(Dollars and shares in thousands, except per share amounts)

	June 30, 2005 (Unaudited)	December 31, 2004
ASSETS
Property and equipment	$2,655,676	$2,581,720
Accumulated depreciation	(545,023)	(506,632)

	2,110,653	2,075,088

Assets held for sale	5,063	—
Investments in and advances to unconsolidated affiliates	71,066	84,796
Prepaid expenses and other assets	32,918	34,533
Insurance claim receivable	34,458	76,056
Accounts receivable, net of allowance for doubtful accounts of $349 and $691	42,250	32,979
Restricted cash	69,317	58,413
Cash and cash equivalents	90,974	60,540

	$2,456,699	$2,422,405

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt	$1,625,585	$1,573,276
Accounts payable and accrued expenses	76,201	75,527
Accrued interest	39,949	41,165
Due to Interstate Hotels & Resorts	14,027	21,799
Other liabilities	13,578	11,553

Total liabilities	1,769,340	1,723,320

Minority interests	13,112	14,053
Stockholders’ equity:
Preferred stock, par value $0.01 per share
Authorized – 100,000 shares
Issued – none	—	—
Common stock, par value $0.01 per share
Authorized – 100,000 shares
Issued – 89,975 and 89,739 shares	900	897
Additional paid-in capital	1,468,162	1,465,658
Accumulated deficit	(750,903)	(738,393)
Common stock held in treasury – 2,479 and 2,372 shares	(43,912)	(43,130)

Total stockholders’ equity	674,247	685,032

	$2,456,699	$2,422,405

The accompanying notes are an integral part of these consolidated financial statements.

MERISTAR HOSPITALITY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

UNAUDITED

(Dollars in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Revenue:
Hotel operations:
Rooms	$142,908	$137,230	$266,669	$265,197
Food and beverage	61,006	57,028	112,187	105,572
Other hotel operations	11,815	15,694	23,039	30,945
Office rental, parking and other revenue	1,212	1,328	3,069	2,625

Total revenue	216,941	211,280	404,964	404,339

Hotel operating expenses:
Rooms	33,785	33,208	64,409	64,153
Food and beverage	40,903	39,877	77,752	76,141
Other hotel operating expenses	7,623	9,943	14,626	19,323
Office rental, parking and other expenses	612	670	1,436	1,255
Other operating expenses:
General and administrative, hotel	31,771	30,152	63,095	61,946
General and administrative, corporate	2,828	3,473	6,361	7,106
Property operating costs	31,294	30,048	60,452	59,300
Depreciation and amortization	23,837	24,356	48,256	49,464
Property taxes, insurance and other	12,098	15,232	22,882	31,345
Loss on asset impairments	—	310	—	310

Operating expenses	184,751	187,269	359,269	370,343

Equity in income/loss of and interest earned from unconsolidated affiliates	2,940	1,600	4,575	3,200
Hurricane business interruption insurance gain	2,009	—	4,290	—

Operating income	37,139	25,611	54,560	37,196

Minority interest (expense) income	(39)	671	308	1,617
Interest expense, net	(30,698)	(30,090)	(61,411)	(64,592)
Loss on early extinguishments of debt	(947)	(1,980)	(1,007)	(7,903)

Income (loss) before income taxes and discontinued operations	5,455	(5,788)	(7,550)	(33,682)

Income tax (expense) benefit	(812)	(38)	(834)	455

Income (loss) from continuing operations	4,643	(5,826)	(8,384)	(33,227)

Discontinued operations:
Loss from discontinued operations before income tax	(3,709)	(5,784)	(4,126)	(18,747)
Income tax benefit	—	55	—	175

Loss from discontinued operations	(3,709)	(5,729)	(4,126)	(18,572)

Net income (loss)	$934	$(11,555)	$(12,510)	$(51,799)

Basic earnings (loss) per share:
Earnings (loss) from continuing operations	$0.05	$(0.07)	$(0.10)	$(0.44)
Loss from discontinued operations	(0.04)	(0.07)	(0.04)	(0.24)

Earnings (loss) per basic share	$0.01	$(0.14)	$(0.14)	$(0.68)

Diluted earnings (loss) per share:
Earnings (loss) from continuing operations	$0.05	$(0.08)	$(0.10)	$(0.45)
Loss from discontinued operations	(0.04)	(0.06)	(0.04)	(0.23)

Earnings (loss) per diluted share	$0.01	$(0.14)	$(0.14)	$(0.68)

The accompanying notes are an integral part of these consolidated financial statements.

MERISTAR HOSPITALITY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED

(Dollars in thousands)

	Six Months Ended June 30,
	2005	2004
Operating activities:
Net loss	$(12,510)	$(51,799)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	49,000	52,585
Loss on asset impairments	2,836	7,441
Loss on sale of assets, before tax effect	1,037	11,530
Loss on early extinguishments of debt	1,007	7,903
Minority interests	(308)	(1,617)
Equity in loss of unconsolidated affiliate	1,164	—
Amortization of unearned stock-based compensation	542	1,090
Deferred income taxes	—	(890)
Changes in operating assets and liabilities:
Insurance claim receivable, less capital expenditure proceeds	35,098	—
Accounts receivable, net	(9,271)	689
Prepaid expenses and other assets	722	4,864
Receivables from unconsolidated affiliates	12,663	(4,916)
Due to Interstate Hotels & Resorts	(8,398)	(3,241)
Accounts payable, accrued expenses, accrued interest and other liabilities	736	(5,949)

Net cash provided by operating activities	74,318	17,690

Investing activities:
Acquisition of hotels, net of cash acquired of $3.5 million	—	(182,790)
Capital expenditures for property and equipment	(109,322)	(49,898)
Proceeds from sales of assets	20,500	104,873
Insurance proceeds related to capital expenditures	6,500	—
Increase in restricted cash	(4,580)	(29,955)
Costs associated with disposition program and other, net	(596)	(5,081)

Net cash used in investing activities	(87,498)	(162,851)

Financing activities:
Prepayments on long-term debt	(23,846)	(105,857)
Scheduled payments on long-term debt	(5,477)	(3,691)
Proceeds from mortgage loans, net of financing costs	73,410	—
Proceeds from debt issuance, net of issuance costs	—	109,687
Distributions to minority investors	—	(141)
Proceeds from common stock issuance, net of issuance costs	309	72,340
Purchase of subsidiary partnership interests	—	(8,690)
Repurchase of common stock under employee stock plans	(782)	(160)
Other	—	(165)

Net cash provided by financing activities	43,614	63,323

Effect of exchange rate changes on cash and cash equivalents	—	(227)

Net increase (decrease) in cash and cash equivalents	30,434	(82,065)
Cash and cash equivalents, beginning of period	60,540	230,884

Cash and cash equivalents, end of period	$90,974	$148,819

Supplemental Cash Flow Information
Cash paid for interest and income taxes:
Interest, net of capitalized interest	$63,482	$69,804
Income tax payments, net of (refunds)	$436	$(530)

Non-cash investing and financing activities:
Senior subordinated debt redeemed in exchange for common stock	$—	$49,213
Change of fair value of interest rate swap	$1,430	$10,074
Issuance of stock bonus	$1,022	$—
Redemption of OP units	$633	$123

The accompanying notes are an integral part of these consolidated financial statements.

MERISTAR HOSPITALITY CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

1. Organization

MeriStar Hospitality Corporation (the “Company”) is a real estate investment trust, or REIT. We own a portfolio of primarily upper upscale, full-service hotels and resorts in the United States. Our portfolio is diversified geographically as well as by franchise and brand affiliations. As of June 30, 2005, we owned 72 hotels with 20,115 rooms, all of which were leased by our taxable subsidiaries. Seventy of these hotels were managed by Interstate Hotels & Resorts (“Interstate”), one hotel was managed by The Ritz-Carlton Hotel Company, LLC (“Ritz-Carlton”), a subsidiary of Marriott International, Inc., and one hotel was managed by another subsidiary (“Marriott”) of Marriott International, Inc. (collectively with Interstate and Ritz-Carlton, the “Managers”).

The Managers operate the 72 hotels we owned as of June 30, 2005 pursuant to management agreements with our taxable subsidiaries. Under these management agreements, each taxable subsidiary pays a management fee for each property to the Manager of its hotels. The taxable subsidiaries in turn make rental payments to our subsidiary operating partnership under the participating leases.

Under the Interstate management agreements, the base management fee is 2.5% of total hotel revenue, plus incentive payments based on meeting performance thresholds that could total up to an additional 1.5% of total hotel revenue. The agreements have initial terms expiring on January 1, 2011 with three renewal periods of five years each at the option of Interstate, subject to some exceptions. Additionally, our franchise fees generally range from 2.0% to 7.6% of hotel room revenues.

Under the Ritz-Carlton and Marriott management agreements, the base management fee is 3.0% and 2.5% of total hotel revenue, respectively, through 2005 and 3.0% under both thereafter, plus incentive payments based on meeting performance thresholds that could total up to an additional 2.0% of total revenue and 20% of available cash flow (as defined in the relevant management agreement), respectively. The agreements have initial terms expiring in 2015 and 2024, respectively, with four and three renewal periods of 10 and five years each, respectively, at the option of Ritz-Carlton and Marriott. The Ritz-Carlton and Marriott management agreements include certain limited performance guarantees by the relevant manager which are designed primarily to provide downside performance protection and run through 2005 and up to 2008, respectively. Management, based upon budgets and operating trends, expects payments under these guarantees for 2005 and in the future to be minimal.

2. Summary of Significant Accounting Policies

Interim Financial Statements. We have prepared these unaudited interim financial statements according to the rules and regulations of the United States Securities and Exchange Commission. We have omitted certain information and footnote disclosures that are normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles. These interim financial statements should be read in conjunction with the financial statements, accompanying notes and other information included in our Annual Report on Form 10-K for the year ended December 31, 2004.

In our opinion, the accompanying unaudited consolidated interim financial statements reflect all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the financial condition and results of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

Basis of Presentation and Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the Company, its subsidiaries and its controlled affiliates. We consolidate entities (in the absence of other factors when determining control) when we own over 50% of the voting shares of another company or, in the case of partnership investments, when we own a majority of the general partnership interest. Additionally, if we determine that we are an owner in a variable interest entity within the meaning of the Financial Accounting Standards Board, or FASB, revision to Interpretation No. 46, “Consolidation of Variable Interest Entities” and that our variable interest will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both, then we will consolidate the entity. All material intercompany transactions and balances have been eliminated in consolidation. One of our properties reports results over 13 four week periods each year. We include 12 weeks of results in each of quarters one through three and 16 weeks of results in quarter four.

Use of Estimates. Preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from these estimates.

Property and Equipment. We record our property and equipment at cost, or at fair value at the time of contribution for contributed property. We use the straight-line method for depreciation. We depreciate the majority of our buildings and improvements over an estimated useful life of 20 to 40 years, or the remaining term of a ground lease (including consideration of renewal options), if shorter. We depreciate furniture, fixtures and equipment over lives ranging from five to seven years, and computers over three to five years. During the three months ended June 30, 2005 and 2004, we recognized depreciation expense of $22.4 million and $23.6 million, respectively. During the six months ended June 30, 2005 and 2004, we recognized depreciation expense of $45.8 million and $48.0 million, respectively. For the three months ended June 30, 2005 and 2004, we capitalized interest of $3.1 million and $1.2 million, respectively. For the six months ended June 30, 2005 and 2004, we capitalized interest of $5.8 million and $2.0 million, respectively.

Held for Sale Properties. Held-for-sale classification requires that the sale be probable and that the transfer of the asset is expected to be completed within one year, among other criteria. Assessing the probability of the sale requires significant judgment due to the uncertainty surrounding completing the transaction, and as a result, we have developed the following policy to aid in the assessment of probability. We classify the properties we are actively marketing as held for sale once all of the following conditions are met:

•	Our board has approved the sale,

•	We have a fully executed agreement with a qualified buyer which provides for no significant outstanding or continuing obligations with the property after sale, and

•	We have a significant non-refundable deposit.

We carry properties held for sale at the lower of their carrying values or estimated fair values less costs to sell. We cease depreciation at the time the asset is classified as held for sale. If material to our total portfolio, we segregate the assets and liabilities relating to our held for sale properties on our Consolidated Balance Sheets.

Cash Equivalents and Restricted Cash. We classify investments with original maturities of three months or less as cash equivalents. Our cash equivalents include investments in debt securities, including commercial paper, overnight repurchase agreements and money market funds. Restricted cash represents amounts held in escrow in accordance with the requirements of certain of our credit facilities.

Impairment or Disposal of Long-Lived Assets. We record as discontinued operations the current and prior period operating results of any asset that has been classified as held for sale or has been disposed of and where we have no continuing involvement. Any gains or losses on final disposition are also included in discontinued operations.

Whenever events or changes in circumstances indicate that the carrying value of a long-lived asset may be impaired, an analysis is performed to determine the recoverability of the asset’s carrying value. When we conclude that we are more likely than not to sell or otherwise dispose of an asset significantly before the end of its previously estimated useful life, we perform an impairment analysis on that asset (as is the case for assets we are considering for disposition). We make estimates of the undiscounted cash flows from the expected future operations or potential sale of the asset. If the analysis indicates that the carrying value is not recoverable from these estimates of cash flows, we write down the asset to estimated fair value and recognize an impairment loss. Any impairment losses we recognize on assets held for use are recorded as operating expenses. We record any impairment losses on assets held for sale as a component of discontinued operations.

Accounting for Costs Associated with Exit or Disposal Activities. We recognize a liability for a cost associated with an exit or disposal activity only when the liability is incurred, and measure that liability initially at fair value. Hotels of which we dispose may be managed under agreements that require payments as a result of termination. Any such liability will be recognized at the time the asset disposition is complete and a termination notice is provided. At that time, the recognition of the termination obligation will be included in the calculation of the final gain or loss on sale. To date, we have not incurred any management agreement termination obligations other than in connection with sales of hotels.

Stock-Based Compensation. We apply the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, for new stock based compensation awards issued under our compensation programs. As permitted by SFAS No. 148, we elected to apply the provisions prospectively, which includes recognizing compensation expense for only those stock options issued in 2003 and after. We grant options with an exercise price equal to the price of our common stock on grant date. Compensation costs related to stock options are included in general and administrative expenses on the accompanying Consolidated Statements of Operations. We apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for our stock options issued under our compensation programs prior to January 1, 2003. As we granted these stock options at fair market value, no compensation cost has been recognized. For our other equity-based compensation plans, we recognize compensation expense over the vesting period based on the fair market value of the award at the date of grant for fixed plan awards, while variable plan awards are re-measured based upon the intrinsic value of the award at each balance sheet date.

Had compensation cost been determined based on fair value at the grant date for awards granted prior to our adoption of the fair value method, our net income (loss) and per share amounts would have been adjusted to the pro forma amounts indicated as follows (in thousands, except per share amounts):

	Three Months Ended June 30,			Six Months Ended June 30,
	2005		2004	2005	2004
Net income (loss), as reported	$934		$(11,555)	$(12,510)	$(51,799)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effect	613		395	1,374	975
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effect	(620)		(442)	(1,387)	(1,077)

Net income (loss), pro forma	$927		$(11,602)	$(12,523)	$(51,901)

Earnings (loss) per share, as reported:
Basic and diluted	$0.01		$(0.14)	$(0.14)	$(0.68)

Weighted average fair value of options granted	N/A	*	$0.31	N/A *	$0.32

Earnings (loss) per share, pro forma:
Basic and diluted	$0.01		$(0.14)	$(0.14)	$(0.69)

*	No options were granted during the six months ended June 30, 2005.

These pro forma compensation costs may not be representative of the actual effects on reported net loss and loss per share in future years.

Derivative Instruments and Hedging Activities. Our interest rate risk management objective is to manage the effect of interest rate changes on earnings and cash flows. We look to manage interest rates through the use of a combination of fixed and variable rate debt. We only enter into derivative or interest rate transactions for hedging purposes. We recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income based on the derivative’s effectiveness and whether the derivative has been designated as a cash flow or fair value hedge.

Acquisition of Hotels. Our hotel acquisitions consist almost exclusively of land, building, furniture, fixtures and equipment. We allocate the purchase price among these asset classes and any acquired intangible assets based upon their respective fair values as required by SFAS No. 141, “Business Combinations.”

Investments in Unconsolidated Affiliates. We have non-controlling interests in entities which we account for under the cost method or equity method of accounting. Our investment in MeriStar Investment Partners, L.P. (“MIP”) is a limited partner interest with no participation rights in the management, affairs or operations of the entity, and is accounted for using the cost method. We recognize our preferred return on this investment quarterly as it becomes due to us; this investment is reflected in the “investments in and advances to unconsolidated affiliates” line on our Consolidated Balance Sheets. Our investment in Radisson Lexington Avenue Hotel is accounted for using the equity method, since we are presumed to exert significant influence on this entity due to our ownership percentage of 49.99%. Accordingly, we recognize 49.99% of the profit and loss of the entity in which our investment was made. This investment is also reflected in the “investments in and advances to unconsolidated affiliates” line on our Consolidated Balance Sheets. Our investments in unconsolidated affiliates are periodically reviewed for other than temporary declines in market value. An impairment is recorded as a reduction to the carrying value of the investment for any declines which are determined to be other than temporary.

Accounting for the Impact of the Hurricane Damage to Florida Properties. In August and September 2004, hurricanes caused substantial damage to a number of our hotels located in Florida. The hurricane damage and local evacuation orders also caused significant business interruption at many of our Florida properties, including the complete closure of certain hotels. As a result, eight of our hotels were closed for an extended period of time, and four others were affected in varying degrees.

We have comprehensive insurance coverage for both property damage and business interruption. Some properties are requiring substantial repair and reconstruction and have remained closed while such repairs are completed. Our recovery effort is extensive and includes replacing portions of buildings, landscaping and furniture, as well as upgrading to comply with changes in building and electrical codes. As of June 30, 2005, the net book value of the property damage is estimated to be at least $65.5 million; however, we are still assessing the impact of the hurricanes on our properties, and final net book value write-offs could vary from this estimate. Changes to this estimate will be recorded in the periods in which they are determined. We have recorded a corresponding insurance claim receivable for this $65.5 million net book value amount because we believe that it is probable that the insurance recovery, net of deductibles, will exceed the net book value of the damaged portion of these assets. The recovery is based on replacement cost, and we have submitted claims substantially in excess of $65.5 million.

While we expect the insurance proceeds will be sufficient to cover most of the replacement cost of the restoration of these hotels, certain deductibles (primarily windstorm) and limitations will apply. Moreover, while we are receiving and expect to continue to receive interim insurance payments, no determination has been made as to the total amount or timing of those insurance payments, and those insurance payments may not be sufficient to cover the costs of all the restoration of the hotels. To the extent that insurance proceeds, which are calculated on a replacement cost basis, ultimately exceed the net book value of the damaged property, a gain will be recorded in the period when all contingencies related to the insurance claim have been resolved.

As of June 30, 2005 and August 2, 2005, three of our Florida properties remained substantially closed due to hurricane damage. Additionally, as of June 30, 2005 and August 2, 2005, one property that suffered varying amounts of hurricane damage had certain guest rooms, its restaurants, lounge, registration area and conference facilities out of service. Where possible and in order to mitigate loss of revenues, some permanent repairs to damaged properties were deferred during the Florida “high season,” which generally lasts from late December through early April, in order to have facilities available to meet demand. These damaged facilities will be removed from service for permanent repairs at a later date. We have hired consultants to assess our business interruption claims and are currently negotiating with our insurance carriers regarding the amount of sustained income losses. To the extent that we are entitled to a recovery under the insurance policies, we will recognize a receivable when it can be demonstrated that it is probable that such insurance recovery will be realized. Any gain resulting from business interruption insurance for lost income will not be recognized until all contingencies related to the insurance recoveries are resolved and collection of the relevant payments is probable. These income recognition criteria will likely often result in business interruption insurance recoveries being recorded in a period subsequent to the period that we experience lost income from the affected properties, resulting in fluctuations in our net income that may reduce the comparability of reported quarterly results for some periods into the future.

Under these income recognition criteria, during the three and six months ended June 30, 2005, we have recorded a business interruption recovery gain of $2.0 million and $4.3 million, respectively, due to receiving recognition of a minimal level of business interruption profit that the insurance companies are willing to recognize without any contingencies at this time for certain of our hurricane-affected properties. Our business interruption claims substantially exceed the amount of this minimal recognition to date. We ultimately expect to recognize additional business interruption insurance profit as we proceed further through the claims process.

Through June 30, 2005, we have incurred recoverable costs related to both property damage and business interruption recoveries totaling $64.9 million. In addition, we recorded a receivable of $65.5 million related to the write-off of the net book value of the damaged portion of our assets. We had collected $100.2 million in insurance advances through June 30, 2005. We have collected an additional $2.5 million in insurance proceeds from July 1 through August 2, 2005. The cost recoveries are recorded on the expense line item to which they relate; therefore there is no net impact to any line item or our results.

The following is a summary of hurricane-related activity recorded (in millions):

Insurance claim receivable

June 30, 2005

Fixed assets net book value write down	$65.5
Recoverable costs incurred	64.9
Business interruption insurance gain	4.3
Payments received	(100.2)

$34.5

New Accounting Pronouncements. In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” which requires companies to recognize compensation cost relating to share-based payment transactions, and measure that cost based on the fair value of the equity or liability instruments issued. We are required to comply with the provisions of this statement beginning with the first quarter of 2006. We do not expect the adoption of this revised standard to have a material effect on our accounting treatment for share-based payments, as we adopted the transition provisions of SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” on January 1, 2003 and elected to recognize compensation expense for options granted subsequent to December 31, 2002 under the fair-value-based method.

The FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” in December 2004. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. We are required to comply with the provisions of this statement for the third quarter of 2005. We have not entered into or modified any transactions within the scope of this standard, nor do we have any existing transactions that fall within the scope of SFAS No. 153.

In June 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections a Replacement of APB Opinion No. 20 and FASB Statement No. 3”, which changes the requirements for the accounting for and reporting of a change in accounting principle, and applies to all voluntary changes in accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless the change is required by a new pronouncement and the pronouncement states specific transition provisions. This Statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. We are required to adopt this Statement for accounting changes and corrections of errors made during and after the first quarter of 2006. We do not expect the adoption of this statement to have a material effect on our results of operations.

Emerging Issues Task Force (“EITF”) Issue 04-5, “Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights” was ratified by the FASB in June 2005. At issue is what rights held by the limited partner(s) preclude consolidation in circumstances in which the sole general partner would consolidate the limited partnership. The assessment of limited partners’ rights and their impact on the presumption of control of the limited partnership by the sole general partner should be made when an investor becomes the sole general partner and should be reassessed if there is a change to the terms or in the exercisability of the rights of the limited partners, the sole general partner increases or decreases its ownership of limited partnership interests, or there is an increase or decrease in the number of outstanding limited partnership interests. We are required to adopt the provisions of EITF Issue 04-5 for the first quarter of 2006, and for the third quarter of 2005 for new or modified arrangements. We do not expect the adoption of this EITF to have a material effect on our financial statements.

Reclassifications. Certain prior period information has been reclassified to conform to the current period presentation. These reclassifications have no impact on consolidated net income (loss).

3. Comprehensive Income (loss)

Comprehensive loss equaled net income (loss) for the three and six months ended June 30, 2005, as we no longer have foreign operations. Comprehensive loss was $10.3 million and $50.8 million for the three and six months ended June 30, 2004, respectively, which consisted of net loss ($11.6 million and $51.8 million, respectively) and foreign currency translation adjustments.

4. Acquisitions

On May 10, 2004 and June 25, 2004, we acquired the 366-room Ritz-Carlton, Pentagon City in Arlington, Virginia and the 485-room Marriott Irvine in Orange County, California, respectively, for a total purchase price of $185.5 million, plus net acquisition costs and adjustments of $0.9 million.

The acquisitions were accounted for under the purchase method of accounting, and the assets and liabilities and results of operations of the hotels have been consolidated in our financial statements since the date of purchase. On an unaudited pro forma basis, revenues, net income and basic and diluted loss per share for the three and six months ended June 30, 2004 would have been reported as follows if the acquisitions had occurred at the beginning of each of the respective periods (in thousands, except per share amounts):

	Three Months Ended June 30, 2004	Six Months Ended June 30, 2004
Total revenue	$227,046	$431,516
Net loss	(10,213)	(49,634)
Net loss per share:
Basic	$(0.12)	$(0.66)
Diluted	(0.13)	(0.66)

5. Property and Equipment

Property and equipment consisted of the following (in thousands):

	June 30, 2005	December 31, 2004
Land	$241,528	$244,088
Buildings and improvements	1,928,195	1,926,813
Furniture, fixtures and equipment	315,127	295,562
Construction-in-progress	170,826	115,257

	$2,655,676	$2,581,720

We incurred no impairment losses during the first quarter of 2005. During the second quarter of 2005, we recognized an impairment loss of $2.8 million which is recorded in discontinued operations (see Note 12). During the first and second quarters of 2004, we recognized impairment losses of $5.0 million and $2.4 million, respectively, of which $5.0 million and $2.1 million, respectively, are recorded in discontinued operations as of June 30, 2005 (see Note 12).

The impairment charges recorded during 2005 and 2004 were triggered by an expectation that a property would be sold significantly before the end of its estimated useful life. The impairment charges were based on our estimates of the fair value of the properties we were actively marketing based on available market data. These estimates required us to make assumptions about the sales prices that we expected to realize for each property as well as the timing of a potential sale. In making these estimates, we considered the operating results of the assets, the market for comparable properties, and quotes from brokers, among other information. In nearly all cases, our estimates reflected the results of an extensive marketing effort and negotiations with prospective buyers. Actual results could differ materially from these estimates.

6. Assets Held for Sale

At December 31, 2004, none of our properties met the criteria as prescribed by SFAS No. 144 to classify them as held for sale. At June 30, 2005, one of our properties met our criteria for classification as held for sale. In July 2005, this property was sold. No other assets met the criteria as prescribed by SFAS No. 144 to classify them as held for sale.

Assets held for sale as of June 30, 2005 consisted of the following (in thousands):

June 30, 2005
Land	$392
Buildings and improvements	4,332
Furniture, fixtures and equipment	264
Construction-in-progress	75

$5,063

7. Investments in Unconsolidated Affiliates

Investment in Radisson Lexington Avenue Hotel. On October 1, 2004, we acquired a 49.99% interest in the 705-room Radisson Lexington Avenue Hotel in Midtown Manhattan. We made a total investment of $50 million, which includes a $40 million mezzanine loan that matures on October 1, 2014 and yields $5.8 million of cumulative annual interest, and a $10 million equity interest in the hotel. The mezzanine loan is secured by a pledge of the equity interests held by the borrower in an indirect parent of the owner of the hotel, and has a 10-year term. The loan is subordinate to $150 million in senior notes, but has priority over all equity interests.

Our equity investment is accounted for under the equity method of accounting, in accordance with our accounting policies as described in Note 2 to the consolidated financial statements. The interest income from the loan, as well as the income related to the 49.99% share in profits and losses, is recorded in a separate line “equity in income/loss of and interest earned from unconsolidated affiliates” within operating activities as the operations of this investment are integral to our operations. During the three and six months ended June 30, 2005, we recognized interest income of $1.4 million and $2.9 million, respectively, on the mezzanine loan, which is recognized as earned. Our outstanding loan balance of $40.5 million includes $0.5 million of unamortized origination costs associated with the loan. Our initial equity investment balance of $10.1 million includes $0.1 million of external costs incurred. During the three and six months ended June 30, 2005, we recognized $0.2 million and ($1.2) million, respectively, of equity in income (losses) on our equity investment.

Investment in MIP. In 1999, we, through MeriStar Hospitality Operating Partnership, L.P. (“MHOP”), our principal operating subsidiary, invested $40.0 million in MeriStar Investment Partners, L.P. (“MIP”), a joint venture established to acquire upscale, full-service hotels. Our cost-basis investment is in the form of a limited partnership interest, in which we earned (through December 9, 2004) a 16% cumulative preferred return with outstanding balances compounded quarterly. In accordance with MIP’s December 2004 amended and restated partnership agreement, the return on our investment and on our remaining unpaid accrued preferred return was reduced to a 12% annual cumulative return rate, and is subordinate only to the MIP debt; and $12.5 million of our $40.0 million investment was upgraded to receive preference in liquidation over all other investments.

During the fourth quarter of 2003, we recognized a $25.0 million impairment loss on this investment since, at that time, the decline in the underlying value of our investment was deemed other than temporary. There have been no changes in circumstances in 2004 and 2005 that would require an additional impairment. After recognition of this impairment loss, the book value of the original investment is $15.0 million.

In February 2005, MIP completed a $175 million commercial mortgage-backed securities financing, secured by its portfolio of eight hotels. Upon the completion of the financing in February 2005, we received a distribution of $15.5 million, which was applied to reduce our outstanding accrued preferred returns receivable to approximately $4 million.

As of June 30, 2005, our total MIP carrying value was $22.1 million, consisting of the $15.0 million adjusted investment balance and $7.1 million of accrued preferred returns receivable.

We recognize our preferred return quarterly as it becomes due to us. The income, net of related expense, if any, is recorded in the “equity in income/loss of and interest earned from unconsolidated affiliates” line within operating activities as the operations of this investment are integral to our operations. For the three months ended June 30, 2005 and 2004, we recognized a preferred return of $1.3 million and $1.6 million, respectively, from this investment. For the six months ended June 30, 2005 and 2004, we recognized a preferred return of $2.9 million and $3.2 million, respectively, from this investment. As of June 30, 2005 and December 31, 2004, cumulative preferred returns of $7.1 million and $19.7 million, respectively, were due from MIP. We expect that any cumulative unpaid preferred returns will be paid in the future from excess cash flow above our current return and from potential partnership hotel disposition proceeds in excess of debt allocated to individual assets. We evaluate the collectibility of our preferred return based on our preference to distributions and the underlying value of the hotel properties.

8. Long-Term Debt

Long-term debt consisted of the following (in thousands):

	June 30, 2005	December 31, 2004
Senior unsecured notes due 2011 – 9.125%	$347,665	$355,665
Senior unsecured notes due 2008 – 9.0%	265,500	270,500
Senior unsecured notes due 2009 – 10.5%	215,687	224,187
Secured facility, due 2009	299,765	302,979
Secured facility, due 2013	98,498	99,293
Convertible subordinated notes	170,000	170,000
Senior subordinated notes	32,740	34,225
Mortgage and other debt	205,234	125,051
Unamortized issue discount	(3,400)	(3,950)

	$1,631,689	$1,577,950
Fair value adjustment for interest rate swap	(6,104)	(4,674)

	$1,625,585	$1,573,276

Aggregate future maturities as of June 30, 2005 were as follows (in thousands):

2005 (six months)	$5,671
2006	12,031
2007	45,544
2008	280,116
2009	495,949
Thereafter	792,378

$1,631,689
Fair value adjustment for interest rate swap	(6,104)

$1,625,585

Credit facility. In August 2005, we completed a $100 million expansion of our $50 million credit facility to a total capacity of $150 million. The total $150 million facility will carry an annual interest rate of the London Interbank Offered Rate, or LIBOR, plus 350 basis points, which is 100 basis points less than the original annual interest rate of LIBOR plus 450 basis points. The additional $100 million will mature in August 2006 and consists of $25 million in additional revolver capacity and $75 million of term loan capacity. Asset disposition proceeds in excess of $30 million must be used to pay down any outstanding balance under the facility and permanently reduce the availability if repaying borrowings under the term loan. The original $50 million revolving facility matures in December 2006, as originally provided. There are currently no outstanding borrowings under the facility.

The facility contains financial and other restrictive covenants. The ability to borrow under this facility is subject to compliance with financial covenants, including leverage, fixed charge coverage and interest coverage ratios and minimum net worth requirements. Compliance with these covenants in future periods will depend substantially upon the financial results of our hotels. The agreement governing the credit facility limits our ability to effect mergers, asset sales and change of control events and limits the payments of dividends other than those required for us to maintain our status as a REIT and our ability to incur additional secured and total indebtedness.

Senior unsecured notes. During the six months ended June 30, 2005, we repurchased, using available cash, $21.5 million of our senior unsecured notes, consisting of $5.0 million of the 9.0% notes due 2008, $8.0 million of the 9.125% notes due 2011, and $8.5 million of the 10.5% notes due 2009. We recorded a loss on early extinguishment of debt of $0.9 million and wrote off deferred financing costs of $0.2 million related to these repurchases which is included in depreciation and amortization expense on the accompanying Consolidated Statements of Operations. Between June 30, 2005 and August 2, 2005, using cash on hand, we repurchased an additional $1.0 million of our 9.0% notes due 2008, $5.0 million of our 9.125% notes due 2011, and $6.8 million of our 10.5% notes due 2009, and recorded an additional loss on early extinguishment of debt of $1.0 million and wrote off deferred financing costs of $0.1 million.

Senior subordinated notes. During the six months ended June 30, 2005, we repurchased, using available cash, $1.5 million of our 8.75% senior subordinated notes due 2007 (plus $0.06 million of accrued interest). We recorded a loss on early extinguishment of debt of $0.06 million and wrote off deferred financing costs of $0.01 million related to this activity. The write off of deferred financing costs is included in depreciation and amortization expense on the accompanying Consolidated Statements of Operations.

In July 2005, we provided irrevocable notice that we would exercise our option to redeem all of our outstanding 8.75% senior subordinated notes due 2007 at a price equal to their outstanding principal amount plus interest to the date of redemption. The redemption date is scheduled to be August 15, 2005. As of June 30, 2005, there was $32.7 million principal amount of these notes outstanding. The redemption will total $34.2 million, consisting of $32.7 million of principal plus interest. We expect to record a loss on early extinguishment of debt of $0.2 million, and write off deferred financing costs of $0.2 million related to this activity.

Mortgage and other debt. On January 26, 2005, we entered into a $37.7 million mortgage loan on our Hilton Crystal City hotel that bears interest at a fixed rate of 5.84%. The mortgage requires monthly payments of interest only for the first three years and then monthly payments of interest and principal over the remaining portion of the ten year term of the loan, with the majority of the principal balance due at the end of the ten year term. Our net proceeds of $34.7 million are net of a $3.0 million escrow reserve for future capital expenditures. We incurred financing costs of $0.8 million related to this mortgage.

On June 17, 2005, we entered into a $44.0 million mortgage loan on our Hilton Clearwater hotel that bears interest at a fixed rate of 5.68%. The mortgage requires monthly payments of interest only for the first three years and then monthly payments of interest and principal over the remaining portion of the ten year term of the loan, with the majority of the principal balance due at the end of the ten year term. Our net proceeds of $40.7 million are net of a $3.3 million escrow reserve for future capital expenditures. We incurred financing costs of $1.1 million related to this mortgage.

Derivatives. As of June 30, 2005 and December 31, 2004, the fair value of our interest rate swap was approximately a $6.1 million liability and a $4.7 million liability, respectively. This amount is recorded on our Consolidated Balance Sheets in the other liabilities line with a corresponding debit recorded to long-term debt. During the three and six months ended June 30, 2005, we earned net cash payments of $0.3 million and $1.2 million, respectively, under the swap, which were recorded as a reduction in interest expense. During the three and six months ended June 30, 2004, we earned net cash payments of $1.7 million under the swap, which also were recorded as a reduction in interest expense. In conjunction with the interest rate swap, we have posted collateral of $12.3 million and $12.0 million as of June 30, 2005 and December 31, 2004, respectively, which is recorded as restricted cash. The required collateral amount fluctuates based on the changes in the swap rate and the amount of time left to maturity. During the six months ended June 30, 2005, our posted collateral ranged from $10.9 million to $18.9 million. However, due to the terms of the swap agreement, our posted collateral must be a minimum amount calculated per the agreement, which was $6.3 million as of June 30, 2005. We will receive all remaining collateral upon maturity of the swap.

9. Stockholders’ Equity and Minority Interests

Common Stock Transactions. During the six months ended June 30, 2005, we awarded 133,937 shares of common stock to employees, with a value of $1.0 million, related to our annual incentive plan for 2004. Of these shares, 63,935 were repurchased as treasury stock to satisfy the tax withholding requirements, and 70,002 shares were issued. During the six months ended June 30, 2005, we issued 6,302 shares of common stock with a value of $0.04 million, related to shares issued under our employee stock purchase plan.

OP Units. Substantially all of our assets are held indirectly by and operated through MeriStar Hospitality Operating Partnership, L.P., our subsidiary operating partnership, (Commission file number 333-63768). Our operating partnership’s partnership agreement provides for five classes of partnership interests: Common OP Units, Class B OP Units, Class C OP Units, Class D OP Units and Profits-Only OP Units (POPs).

Common OP Unit holders converted 39,385 and 25,141 of their OP Units, with a value of $0.6 million and $0.1 million, respectively, into common stock during the six months ended June 30, 2005 and 2004, respectively. A POPs unit holder converted 25,000 POPs for cash during the six months ended June 30, 2004.

Treasury Stock. As of June 30, 2005 and December 31, 2004, we carried 2.5 million shares and 2.4 million shares, respectively, in treasury stock. We record and carry treasury stock at cost, and generally acquire treasury stock to cover the Company’s minimum tax withholdings related to stock issued for compensation.

Dividends. We did not declare or pay any dividends in 2005 or 2004.

10. Earnings (Loss) Per Share

The following table presents the computation of basic and diluted earnings (loss) per share (in thousands, except per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Basic Earnings (Loss) Per Share:
Income (loss) available to common stockholders from continuing operations	$4,643	$(5,826)	$(8,384)	$(33,227)

Weighted average number of basic shares of common stock outstanding	87,472	82,855	87,432	75,748

Basic earnings (loss) per share from continuing operations	$0.05	$(0.07)	$(0.10)	$(0.44)

Diluted Earnings (Loss) Per Share:
Income (loss) available to common stockholders from continuing operations	$4,643	$(5,826)	$(8,384)	$(33,227)
Minority interest	46	(651)	(306)	(1,735)

Adjusted net income (loss)	$4,689	$(6,477)	$(8,690)	$(34,962)

Weighted average number of basic shares of common stock outstanding	87,472	82,855	87,432	75,748
Common stock equivalents:
Operating partnership units	2,283	2,415	2,290	2,421
Stock options	91	—	—	—

Total weighted average number of diluted shares of common stock outstanding	89,846	85,270	89,722	78,169

Diluted earnings (loss) per share from continuing operations	$0.05	$(0.08)	$(0.10)	$(0.45)

For the three months ended June 30, 2005 and 2004, 16,699,411 shares and 16,871,589 shares, respectively, consisting of shares issuable upon conversion, exchange or exercise of stock options and our outstanding convertible notes, were excluded from the calculation of diluted earnings (loss) per share as their inclusion would be anti-dilutive.

For the six months ended June 30, 2005 and 2004, 16,795,831 shares and 16,873,653 shares, respectively, consisting of shares issuable upon conversion, exchange or exercise of stock options and our outstanding convertible notes, were excluded from the calculation of diluted earnings (loss) per share as their inclusion would be anti-dilutive.

11. Commitments and Contingencies

In the course of document review with respect to the MIP restructuring, we discovered a potential technical REIT qualification issue relating to a wholly-owned subsidiary of MIP, of which we are deemed to own a de minimis proportionate share. In order to eliminate any uncertainty regarding this issue, we have negotiated, subject to final approval, a closing agreement with the Internal Revenue Service that resolves all REIT qualification matters with respect to this potential issue. As a result of our negotiations with the Internal Revenue Service, we do not anticipate incurring a material tax liability and we expect to remain qualified as a REIT for all prior years. We also remain qualified to operate as a REIT for calendar year 2005.

As part of our asset renovation program, as of June 30, 2005, we have entered into contractual obligations with vendors to acquire capital assets and perform renovations totaling approximately $33 million to be expended over the next 12 months. Additionally, as of June 30, 2005, we have entered into contractual obligations related to capital expenditures as a result of hurricanes in the amount of $33 million to be expended over the next 12 months, most of which we expect to be reimbursed by our insurance carriers.

12. Dispositions

One hotel was disposed of in the six months ended June 30, 2005. We disposed of 15 hotels in the six months ended June 30, 2004. As of June 30, 2005, one of our hotels met our criteria for held-for-sale classification (see Note 6). None of our hotels met our criteria for held-for-sale classification as of December 31, 2004. Operating results for the hotels which either have been sold or are classified as held-for-sale, and where applicable, the gain or loss on final disposition, are included in discontinued operations.

Summary financial information for hotels included in discontinued operations is as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Revenue	$3,209	$17,304	$6,281	$42,425

Loss on asset impairments	$(2,836)	$(2,120)	$(2,836)	$(7,131)
Pretax (loss) gain from operations	164	920	(253)	(85)
Loss on disposal	(1,037)	(4,584)	(1,037)	(11,531)

	$(3,709)	$(5,784)	$(4,126)	$(18,747)

Loss on disposal resulted primarily from the recognition of termination fees payable to Interstate with respect to these hotels’ management contracts.

13. Consolidating Financial Statements

We and certain subsidiaries of MHOP, our subsidiary operating partnership, are guarantors of senior unsecured notes issued by MHOP. MHOP and certain of its subsidiaries are guarantors of our unsecured subordinated notes. We own a one percent general partner interest in MHOP, and MeriStar LP, Inc., our wholly-owned subsidiary, owns approximately a 96 percent limited partner interest in MHOP. All guarantees are full and unconditional, and joint and several. Exhibit 99.1 to this Quarterly Report on Form 10-Q presents supplementary consolidating financial statements for MHOP, including each of the guarantor subsidiaries. This exhibit presents MHOP’s consolidating balance sheets as of June 30, 2005 and December 31, 2004, consolidating statements of operations for the three and six months ended June 30, 2005 and 2004, and consolidating statements of cash flows for the six months ended June 30, 2005 and 2004.